Exhibit 99.1

For Immediate Release
June 7, 2004

SAP Comments on Software Market Developments;
Remains Committed to Leadership in Enterprise Software

     WALLDORF — June 7, 2004 — SAP AG (NYSE: SAP) has cooperated fully with the U.S. Department of Justice’s investigation of the Oracle/PeopleSoft transaction. SAP has supplied all of the requested information and documentation in preparation for the public trial commencing today.

     Because of the possible disclosure of confidential and proprietary information during court proceedings, SAP prefers to make a statement on issues that under ordinary circumstances it has a policy not to discuss publicly.

     During ongoing discussions with Microsoft Corp. regarding a joint development partnership around Web services, SAP confirmed that Microsoft Corp. approached SAP late last year to discuss the idea of a potential merger between the two companies. The preliminary talks were discontinued this spring, with no intention of resuming the discussions. However, the two parties entered a joint development partnership around Web services and a patent cross licensing agreement, which were announced on May 12, 2004
(http://www.sap.com/company/press/press.asp?pressID=2799).

     “SAP, like all publicly held corporations, routinely evaluates potential opportunities to strengthen its leading position in the enterprise software market, and the disclosure made today should be interpreted this way,” said Henning Kagermann, Chief Executive Officer of SAP. “SAP is committed to continue working together with Microsoft to make effective use of Web services technology and to provide continued value to our customers.” He added, “SAP remains

SAP Comments on Software Market Developments	Page 2

steadfast in delivering a host of enterprise software solutions and services that are open and flexible to satisfy the needs of its customers around the globe.”

About SAP

SAP is the world’s leading provider of business software solutions. SAP® solutions are designed to meet the demands of companies of all sizes-from small and midsize businesses to global enterprises. Powered by the SAP NetWeaver™ open integration and application platform to reduce complexity and total cost of ownership and empower business change and innovation, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. The unique core processes of various industries, from aerospace to utilities, are supported by SAP’s 27 industry-specific solution portfolios. Today, more than 22,600 customers in over 120 countries run more than 76,100 installations of SAP® software. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2004 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Markus Berner, +49 (6227) 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT